

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 1, 2021

Thomas Lydon
Chief Financial Officer
APi Group Corp
1100 Old Highway 8 NW
New Brighton, MN 55112

> **Re: APi Group Corp**
> **Form 10-K for the year ended December 31, 2020**
> **Filed on March 24, 2021**
> **Form 8-K filed on August 11, 2021**
> **File No. 001-39275**

Dear Mr. Lydon:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2020

Exhibit 23.1, page 1

1. Please amend your filing to include an updated consent from the independent registered accounting firm that is appropriately dated.

Note 6. Revenue, page 68

2. Please tell us how you considered the requirements in ASC 606-10-50-13 to 50-15 to disclose information about remaining performance obligations or application of optional exemptions. In that regard, we note that while the majority of your contracts are for durations of less than 6 months, some of your contracts can span up to 3 years.

Form 8-K filed on August 11, 2021

General

3.   We note that you adjust for "Depreciation remeasurement" in calculating Adjusted Gross Margin and Adjusted SG&A. Please further describe how such adjustment was calculated for each of the periods presented and why such adjustment is useful to an investor. Furthermore, please describe how the Company determined its annualized depreciation expense of $60 million based on an "equivalent to medium to long-term cash capital expenditures" and tell us how you considered the guidance in Question 100.04 of the Non-GAAP Compliance and Disclosure Interpretations, as it appears you may be substituting an individually tailored recognition and measurement method for those of GAAP.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Ameen Hamady at 202-551-3891 or Shannon Menjivar at 202-551-3856 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction